FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	RBS Reaches Foreign Exchange Settlements dated 20 May 2015

Exhibit No. 1

The Royal Bank of Scotland plc reaches settlements with US Department of Justice and the Federal Reserve in relation to misconduct in its Foreign Exchange Business

The Royal Bank of Scotland plc reaches Foreign Exchange class action settlement

20 May 2015

The Royal Bank of Scotland plc ("RBS") has reached settlements with the United States Department of Justice ("DoJ") and the Board of Governors of the Federal Reserve System ("Federal Reserve") in relation to investigations into its Foreign Exchange ("FX") business within its Corporate and Institutional Banking division.

RBS has agreed to enter a guilty plea pursuant to a plea agreement with the DoJ admitting that it knowingly, through one of its euro/U.S. dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/U.S. dollar currency pair exchanged in the FX spot market in the United States and elsewhere, in violation of the Sherman Antitrust Act. The charged conspiracy continued from as early as December 2007 to at least January 2013. RBS is charged with participating in the conspiracy from as early as December 2007 until at least April 2010. The plea agreement is subject to approval of the federal court in Connecticut that is presiding over the matter.

RBS and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to defined FX activities and undertaken to submit enhanced plans, acceptable to the Federal Reserve, to comply with applicable U.S. laws and regulations with respect to these activities and certain of the market activities conducted within its Corporate and Institutional Banking division.

RBS will pay penalties of $395 million to the DoJ and $274 million to the Federal Reserve to resolve the investigations. As previously disclosed, RBS remains in discussions with governmental and regulatory authorities in other jurisdictions in relation to conduct within its FX business.

In addition, RBS and RBS Securities Inc. have reached an agreement to settle the consolidated antitrust class action brought on behalf of plaintiffs who entered into FX transactions with RBS or other defendant banks. The agreement is subject to execution of a final settlement agreement and approval of the federal court in New York that is presiding over the matter.

The DoJ and Federal Reserve fines, and the settlement amount in the consolidated antitrust class action litigation, are fully covered by existing provisions.

Philip Hampton, RBS Chairman, said:

"The RBS Board fully accepts the conclusions of today's resolutions. We strongly condemn the actions of those responsible and regret the control failings that allowed such misconduct to take place.

"This episode has exposed serious shortcomings at both individual and collective levels from which we continue to learn. As part of this effort we are committed to implementing further improvements to systems and controls.

"We are continuing thorough investigations into the conduct of employees in this part of the business. As a result, we have dismissed three people and suspended two more pending further investigation. This work is on-going and will take into account the findings contained in these settlements."

Ross McEwan, RBS Chief Executive, said:

"The serious misconduct that lies at the heart of today's announcements has no place in the bank that I am building. Pleading guilty for such wrongdoing is another stark reminder of how badly this bank lost its way and how important it is for us to regain trust.

"To regain that trust we are putting the interests of our customers at the heart of this business and its culture. It has taken far longer than anyone hoped to root out all the past conduct problems and practices and as a result we still have significant challenges on the horizon.

"We are determined to learn the lessons from our past mistakes and to hold those responsible fully to account for their actions."

Management and Board Actions

RBS has provided its full cooperation to regulators throughout the process. Since becoming aware of failings in the controls over parts of its FX business and improper conduct, RBS management has taken action to significantly improve culture, systems and controls.

RBS's senior management has implemented a stronger governance and control framework within its Corporate and Institutional Banking division. Within this structure, a formal management committee, the Currencies Conduct and Remediation Committee, has been established with instruction to deliver customer and remediation improvements specifically within the FX business. Other internal governance and risk initiatives to date include further restrictions on messaging and chat rooms, banning mobile phones on trading floors, enhancing client disclosure around fix orders, and improving integrity and behaviour through strengthened surveillance and training. These reforms are being implemented in addition to a wider programme of cultural and remediation initiatives in RBS's Corporate and Institutional Banking division that have been overseen by the Customer Standards Steering Committee (CSSC).

The CSSC was established in November 2014 to identify and deliver improvements to controls and business practices. It is responsible for delivering the improvements required by today's settlements to internal controls, compliance and risk management systems.

RBS continues to undertake a thorough review of the conduct of current and former employees in its FX business within its Corporate and Institutional Banking division. The investigation has so far resulted in the dismissal of three employees with a further two suspended pending further investigation. When taking accountability decisions, RBS is also continuing to review the actions and responsibilities of the managers of the FX business and the Corporate and Institutional Banking division during the relevant period.

Today's announcements will be taken into account in the on-going accountability and disciplinary process. In addition, the Group Performance and Remuneration Committee and senior management will take today's announcements into consideration in relation to future remuneration decisions.

For further information:

Investors	Media
Richard O'Connor	RBS Group Media Relations
Head of Investor Relations	+44 (0) 131 523 4205
+44 (0) 207 672 1758

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements that include the words "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's  actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 May 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary